UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ANADIGICS, INC.

(Name of Subject Company (Issuer))

REGULUS ACQUISITION SUB, INC.

(Offeror)

II-VI INCORPORATED

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

Francis J. Kramer

Chairman and Chief Executive Officer

II-VI Incorporated

375 Saxonburg Boulevard

Saxonburg, PA 16056

(724) 352-4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

D. Mark McMillan, Esq.

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

(312) 807-4383

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$60,746,682.48	$6,117.19

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (A) 89,735,630 outstanding shares of common stock, par value $0.01 per share (“Shares”), of ANADIGICS, Inc. (“Anadigics”), (B) 8,542 Shares subject to issuance pursuant to outstanding options with an exercise price less than the offer price of $0.66 per Share, and (C) 2,296,256 Shares subject to issuance pursuant to outstanding time-based restricted stock units, and performance-based restricted stock units earned prior to the end of the offer, with such sum multiplied by the offer price of $0.66 per Share. The calculation of the filing fee is based on information provided by Anadigics as of January 14, 2016.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,117.19	Filing Party: Regulus Acquisition Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: February 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by II-VI Incorporated, a Pennsylvania corporation (“II-VI”), and Regulus Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of II-VI, with the Securities and Exchange Commission on February 2, 2016 (together with all amendments and supplements thereto, this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ANADIGICS, Inc., a Delaware corporation (“Anadigics”), at a price of $0.66 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 of this Schedule TO as provided below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, and Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Anadigics,” are hereby amended and supplemented as follows:

“On February 2, 2016, the Offer commenced and the Schedule TO was filed with the SEC. Also on February 2, 2016, Anadigics filed its Solicitation/Recommendation Statement on Schedule 14D-9.

On February 2, 2016, Anadigics announced that it had received, on February 1, 2016, a proposal from another party (“Party B”) to acquire all outstanding Shares through a tender offer and second-step merger for $0.78 per Share in cash. On February 2, 2016, Anadigics informed II-VI and Purchaser that the Anadigics Board had determined that Party B’s February 1, 2016 proposal was an Acquisition Proposal that could reasonably be expected to lead to a Superior Offer, as those terms are defined in the Merger Agreement.

On February 15, 2016, II-VI delivered to Anadigics a discussion draft of a proposed amendment to the Merger Agreement that would increase the Offer Price to $0.72 per share and would revise certain other terms in the Merger Agreement.

On February 17, 2016, Anadigics announced that on February 16, 2016, Party B had revised its acquisition proposal to provide, among other things, that it would acquire all outstanding Shares for $0.78 per Share in cash in a single step merger transaction, subject to the approval of Anadigics’s stockholders, and make a loan available to Anadigics under certain circumstances. On February 17, 2016, Anadigics informed II-VI and Purchaser that the Anadigics Board had determined that Party B’s revised proposal constituted a Superior Offer, as defined in the Merger Agreement, and that II-VI had three (3) business days in which to deliver to Anadigics an acquisition proposal that would cause Party B’s February 16, 2016 proposal to no longer constitute a Superior Offer.

On February 18, 2016, representatives of II-VI and Anadigics and their respective advisors met at Anadigics’s offices to discuss possible changes to the prior proposal from II-VI that would cause Party B’s February 16, 2016 proposal to no longer constitute a Superior Offer. Later on February 18, 2016, II-VI delivered to Anadigics a draft amendment to the Merger Agreement, pursuant to which II-VI and Purchaser offered to acquire all outstanding Shares for $0.73 per Share in cash and to extend a loan to Anadigics on the terms set forth in a proposed loan agreement, which revised proposal Anadigics announced on February 19, 2016. Later on February 19, 2016 a representative of Anadigics and representatives of II-VI discussed possible further changes to the most recent proposal from II-VI.

On February 20, 2016, II-VI delivered to Anadigics a revised draft amendment to the Merger Agreement, which did not change the price proposed to be offered by II-VI and Purchaser of $0.73 per Share in cash, but which contained certain other revisions to the proposed amendment delivered by II-VI to Anadigics on February 18, 2016. Later on February 20, 2016, Anadigics notified II-VI and Purchaser that it had received, on February 20, 2016, a revised proposal from Party B providing for a per Share offer price of $0.81 per Share in cash, which the Anadigics Board had determined to be an Acquisition Proposal that constituted a Superior Offer, as those terms are defined in the Merger Agreement, and that, pursuant to the Merger Agreement, II-VI had two (2) business days in which to deliver to Anadigics an acquisition proposal that would cause Party B’s February 20, 2016 proposal to no longer constitute a Superior Offer.

On February 23, 2016, II-VI delivered to Anadigics a proposed amendment to the Merger Agreement, executed by II-VI and Purchaser, pursuant to which II-VI offered to acquire all outstanding Shares for $0.81 per share in cash and to extend a loan to Anadigics on the terms set forth in a proposed loan agreement. On February 23, 2016, Anadigics announced that II-VI’s February 23, 2016 amendment renders Party B’s February 20, 2016 proposal no longer a Superior Offer.

On February 25, 2016, Anadigics notified II-VI and Purchaser that it had received, on February 24, 2016, a revised proposal from Party B providing for a per Share offer price of $0.85 per Share in cash, which the Anadigics Board had determined to be an Acquisition Proposal that constituted a Superior Offer, as those terms are defined in the Merger Agreement. Anadigics also indicated that, pursuant to the Merger Agreement, II-VI had two (2) business days in which to deliver to Anadigics an acquisition proposal that would cause Party B’s February 24, 2016 proposal to no longer constitute a Superior Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2016

REGULUS ACQUISITION SUB, INC.

By:	/s/ Walter R. Bashaw II
Name:	Walter R. Bashaw II
Title:	Secretary

II-VI INCORPORATED

By:	/s/ Walter R. Bashaw II
Name:	Walter R. Bashaw II
Title:	Secretary